Interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

Contents:			Pages:

Consolidated balance sheets			19

Consolidated statements of earnings and deficit			20

Consolidated statements of cash flows			21

Notes: interim consolidated financial statements			22 - 33

1	Description of business and continuing operations		22

2	Significant accounting policies and basis of preparation		22 - 23
	a	Basis of presentation
	b	Use of estimates
	c	Revenue recognition
	d	Foreign currency translation

3	Nalunaq mineral property, plant and equipment		24

4	Acquisition of Apex Mining Company		25

5	Acquisition of Guinor Gold Corporation		26

6	Disposal of Hwini-Butre Gold Concession		27

7	Long-term debt		27 - 29
	a	6 % Convertible Bonds
	b	9 % Convertible Bonds
	c	Other long-term debt
	d	March 2006 Bonds Issuance

8	Share capital		30
	a	Share capital
	b	Share options

9	Segmented information		31 - 33
	a	Earnings/(Loss) for the period by activity
	b	Loss before tax and non-controlling interest by geographical segment

Consolidated balance sheets

(Prepared by Management in Accordance with Canadian Generally Accepted Accounting Principles)

United States dollars		As at (Unaudited)
US$‘000	Notes	March 31 2006	June 30 2005
ASSETS
Current assets:
Cash		151,381	37,799
Accounts receivable		7,751	3,147
Prepaid expenses		2,162	1,085
Inventories		12,023	6,043
		173,317	48,074

Nalunaq mineral property plant & equipment	3	56,393	55,386
Apex mineral property interest	4	20,305	-
Guinor mineral property interest	5	517,808	-
Investment in/and advances to Barberton Mines Limited		6,116	6,632
Investment in Golden Star Resources Limited	6	2,681	-
Other mineral property interests		1,444	3,456
Other assets	5	14,219	2,196
		792,282	115,744

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		44,605	11,899
Short-term portion of Convertible bonds	7b	3,001	-
		47,606	11,899
Rehabilitation provision		570	570
Future employee benefits		535	-
Convertible bonds	7a	184,724	3,113
Other long-term debt	7c, 7d	100,716	22,868
Capital lease obligation		59	343
Future income taxes	4,5	144,409	2,717
Non-controlling interest	4, 5	2,983	940
		481,602	42,450

SHAREHOLDERS’ EQUITY
Share capital	8	383,453	152,077
Equity component of convertible bonds	7a, 7b	15,612	76
Contributed surplus		1,015	548
Deficit		(90,861)	(81,070)
Cumulative translation adjustment		1,461	1,663
		310,680	73,294
		792,282	115,744

ON BEHALF OF THE BOARD:

Signed

          “Jan A. Vestrum”

Director

 Signed

     “William R .LeClair”

 Director

Consolidated statements of earnings and deficit

(Prepared by Management in Accordance with Canadian Generally Accepted Accounting Principles)

United States dollars		Three months ended (unaudited)		Nine months ended (unaudited)
US$‘000 (unless otherwise stated)	Notes	March 31 2006	March 31 2005	March 31 2006	March 31 2005
Mineral sales		16,753	4,804	32,510	18,244
Direct costs of mineral sales		(12,960)	(5,309)	(23,746)	(15,133)
Amortization, depletion and depreciation		(1,383)	(1,360)	(3,464)	(3,746)
		2,410	(1,865)	5,300	(635)

EXPENSES
Administration, office and general
- Mining operations		(2,081)	(898)	(4,156)	(2,756)
- Corporate		(1,499)	(1,283)	(5,019)	(2,609)
Professional fees		(462)	(315)	(950)	(672)
		(4,042)	(2,496)	(10,125)	(6,037)

OTHER INCOME/(EXPENSES)
Equity (loss)/earnings from investment in Barberton Mines Limited		(143)	722	400	694
Gain on disposal of investment in Hwini-Butre Minerals	6	19	-	2,400	-
Gain on disposal of investment in Guinor Gold Corporation		-	-	536	-
Gain on disposal of investment in Golden Star Resources	6	627	-	627	-
Gain on non-hedge derivatives		455	-	455	-
Gain on disposal of investment in Metorex Limited		-	410	-	597
Interest and finance charges		(4,584)	(787)	(6,900)	(3,525)
Foreign exchange loss		(5,534)	-	(3,547)	-
Net Interest and other (expenses)/income		(171)	-	507	166
		(9,331)	345	(5,522)	(2,068)

Loss before provision for income taxes and non-controlling interest		(10,963)	(4,016)	(10,347)	(8,740)
Provision for income taxes		-	-	-	-
Loss before non-controlling interest		(10,963)	(4,016)	(10,347)	(8,740)
Non-controlling interest		(42)	758	556	730
Net loss		(11,005)	(3,258)	(9,791)	(8,010)

Deficit at beginning of period		(79,856)	(76,857)	(81,070)	(72,105)
Deficit at end of period		(90,861)	(80,115)	(90,861)	(80,115)

Loss per share basic - cents		(0.03)	(0.02)	(0.04)	(0.05)
Weighted average number of shares outstanding		324,833,628	175,334,293	257,632,410	164,503,548

Consolidated statements of cash flows

(Prepared by Management in Accordance with Canadian Generally Accepted Accounting Principles)

United States dollars		Three months ended (unaudited)		Nine months ended (unaudited)
US$‘000	Notes	March 2006	March 2005	March 2006	March 2005
OPERATING ACTIVITIES
Net (loss)/earnings		(11,005)	(3,258)	(9,791)	(8,,010)
Add/(deduct) items not affecting cash:
Amortization, depletion and depreciation		1,383	1,360	3,464	3,746
Equity earnings/(loss) from investment in Barberton Mines Limited		143	(722)	(400)	(694)
Gain on disposal of investment in Hwini-Butre Minerals	6	(19)	-	(2,400)	-
Gain on disposal of investment in Guinor Gold Corporation		-	-	(536)	-
Gain on disposal of investment in Golden Star Resources		(627)	-	(627)	-
Gain on disposal of investment in Metorex Limited		-	(410)	-	(597)
Gain on non-hedge derivatives		(455)	-	(455)	-
Share based compensation		517	95	918	222
Non-controlling interest		42	(758)	(556)	(730)
Change in non-cash operating working capital items		16,022	(3,218)	9,558	(3,186)
		6,001	(6,911)	(825)	(9,267)
FINANCE ACTIVITIES
Issuance of common shares for cash		60,827	32	231,326	1,136
Proceeds from bonds		78,025	-	273,265	24,071
Repayment of amounts due from Metorex		-	-	-	22
		138,852	32	504,591	25,229
INVESTING ACTIVITIES
Proceeds on disposal of investment in Guinor Gold Corporation		-	-	2,529	-
Proceeds on disposal of investment in Golden Star Resources		2,946	-	2,946	-
Proceeds on disposal of investment in Metorex Limited		-	690	-	2,088
Proceeds on disposal of investment in Asia Pacific Resources Limited		-	-	-	60
Dividends received		539	-	916	-
Investment in Guinor Gold Corporation	5	(19,725)	-	(342,628)	-
Investment in Apex Mining Company	4	-	-	(6,600)	-
Expenditures on Guinor mineral property interest		(31,836)	-	(38,069)	-
Expenditures on Apex mineral property interest		(4,070)	-	(6,776)	-
Expenditures on Nalunaq mineral property, plant and equipment 3		(1,204)	(2,730)	(4,471)	(6,974)
Expenditures on other mineral property interests		(66)	(239)	(369)	(627)
Other		6,046	829	2,338	(2,273)
		(47,370)	(1,450)	(390,184)	(7,726)

Net cash inflow		97,483	(8,329)	113,582	8,236
Cash at beginning of period		53,898	18,559	37,799	1,994
CASH AT END OF PERIOD		151,381	10,230	151,381	10,230

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

1.	Description of business and continuing operations

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide.  At present, Crew operates a gold mining operation in Greenland and has an associated interest in a South African mining operation.  During the six month period ended December 31, 2005, Crew has acquired further gold mining operations in the Philippines and Guinea.  The Company also controls development projects in Greenland, Norway and the Philippines.  The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.	Significant accounting policies and basis of preparation
a	Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2005, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at December 31, 2005 are as follows:

	Subsidiary	% interest
	Guinor Gold Corporation	100.0
	Apex Mining Company	72.5
	Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)	82.5
	Crew Minerals AS (formerly Crew Norway AS)	100.0
	Crew Minerals Philippines Incorporated	100.0
	Crew Development Limited	100.0

The Company’s interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportional basis, whereby the Company includes in its accounts its proportionate share of Nanortalik’s assets, liabilities, and expenses.

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) is recorded using the equity method.

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

2.	Significant accounting policies and basis of preparation (continued)
b	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Significant areas where management’s judgement is applied include asset valuations, depreciation and depletion, income taxes, contingent liabilities and provision for reclamation.  Actual results may differ from those estimates.

c	Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue.

d	Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions.  Exchange gains and losses are included in earnings.

For operations considered self-sustaining, foreign currency assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at the average rate for the fiscal period.  The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

3.	Nalunaq mineral property, plant and equipment
	The following table shows the continuity of the Nalunaq mineral property interest:
			March 2006	June 2005
	Balance at beginning of period		55,386	53,901
	Movements in the period
	Expenditures incurred during the period		4,471	7,117
	Amortization, depletion and depreciation		(3,464)	(5,632)
	Net movement		1,007	1,485

	Balance at end of period		56,393	55,386

	The components of the Nalunaq mineral property, plant and equipment are as follows:

		March 2006
		Cost	Accumulated depletion and depreciation	Net book value
	Mining property and development costs	43,057	5,091	37,966
	Buildings	2,261	297	1,964
	Surface infrastructure	4,508	747	3,761
	Underground infrastructure	6,177	973	5,204
	Equipment	9,486	1,988	7,498
		65,489	9,096	56,393

		June 2005
		Cost	Accumulated depletion and depreciation	Net book value
	Mining property and development costs	42,234	2,814	39,420
	Buildings	1,659	177	1,482
	Surface infrastructure	4,508	509	3,999
	Underground infrastructure	3,651	646	3,005
	Equipment	8,966	1,486	7,480
		61,018	5,632	55,386

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

4.	Acquisition of Apex Mining Company

The Company signed a Definitive Agreement to purchase 72.5% of the common shares in Apex Mining Company (“Apex”) on August 24, 2005. The transaction was concluded by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corporation (“Mapula”) against payment, subject to certain conditions, of US$6.6 million. This business combination was recorded using the purchase method with the effect that the results of operations and financial position of Apex were consolidated with the accounts of the Company from August 24, 2005.

The Definitive Agreement triggered a mandatory bid of US$2.6 million on behalf of Crew and Mapula for the remaining 27.5% shares in Apex Mining Company. None of the remaining shareholders accepted the mandatory bid.

Details of the fair value of Apex net assets acquired were as follows:

	Mineral property interests	13,529
	Less:
	Future income tax liability (1)	(4,329)
	Non-controlling interest	(2,600)
	Consideration paid	6,600
	(1) Representing the estimated future tax implications of the difference between the book value and tax value of the assets acquired.

The estimated fair value of Apex assets acquired represents management’s best estimate at the date of these financial statements. The Company is still completing its due diligence to finalize the fair value of the Apex assets acquired and expects to complete this exercise by June 30, 2006. Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Details of movements in the Apex Mineral Property Interest since acquisition are as follows:

	Mineral property interests, at acquisition	13,529
	Expenditures incurred during the period	6,776
	Mineral property interests at March 31, 2006	20,305

Apex is listed on the Philippine Stock Exchange (PSE:APX).  Its principal asset is the Masara Gold Mine, located in the Compostela Valley in South-eastern Mindanao, where the previous commercial mining operations ceased in 2000.

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

5.	Acquisition of Guinor Gold Corporation

On October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$389 million (US$331.2 million).

The Crew offer was financed by the raising of approximately US$340 million, provided by the issue of 6% Convertible Bonds of US$194 million and new equity of US$146 million. On closure of the tender process on December 9, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) to the offer, which was made by an affiliated company of Crew, Crew Acquisition Corporation. The consideration paid was US$320.2 million. This business combination was recorded using the purchase method with the effect that the results of operations and financial position of Guinor were consolidated with the accounts of the Company from December 9, 2005.

The Company incurred total costs of US$16.3 million in respect of raising the financing of US$340 million and the subsequent acquisition of Guinor. Of these, US$7.8 million have been treated as deferred financing costs resulting from the issue of the 6% Convertible Bonds of US$194 million (included within “Other assets”), US$5.8 million have been treated as issue costs of the new equity of US$146 million and US$2.7 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Crew acquired a sufficient number of Guinor Shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor Shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon).  The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006.  The process was completed on March 3, 2006 with the Company securing 100% of Guinor’s share capital for cash consideration of US$19.4 million.

Details of the fair value of Guinor net assets acquired were as follows:

	Cash acquired	9,966
	Other long term assets	1,500
	Mineral property interests	479,739
	Less:
	Net current liabilities	(10,820)
	Employee retirement provision	(535)
	Future income tax liability (1)	(137,222)
	Acquisition costs	(3,086)
	Consideration paid	339,542
	(1) Representing the estimated future tax implications of the difference between the book value and tax value of the assets acquired.

The estimated fair value of Guinor’s assets acquired represents management’s best estimate at the date of these financial statements. The Company is still completing its due diligence to finalize the fair value of the Guinor assets acquired and expects to complete this exercise by June 30, 2006. Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Details of movements in the Guinor Mineral Property Interest since acquisition are as follows:

	Mineral property interests, at acquisition	479,739
	Expenditures incurred during the period	38,069
	Mineral property interests at March 31, 2006	517,808

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

6.	Disposal of Hwini-Butre Gold Concession

On August 24, 2005, the Company received notice from St Jude Resources Ltd (“St Jude”) indicating St. Jude’s desire to increase its interest in the Hwini-Butre Gold Concession (“Hwini-Butre”) to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995.  The Company offered, and St Jude agreed, to acquire the Company’s remaining interest with immediate effect.

The total consideration paid for these transactions was $5 million paid in an equivalent number of St Jude shares. As a result St. Jude issued 2,995,000 common shares to Crew. These shares represented a 7.1% interest in St Jude.

These shares are subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain on disposal of $2.4 million, before tax, in the six months ended December 31, 2005.

Golden Star Resources Ltd (“Golden Star”) acquired the entire share capital of St Jude on December 21, 2005. Each St Jude share was exchanged for 0.72 of a Golden Star share. As a consequence of this transaction, the Company owned 2,156,400 shares in Golden Star. During the quarter ended March 31, 2006, the company sold 1,000,000 of these shares for $2.9 million and recorded a gain on disposal of $0.6 million before tax. The remaining 1,156,400 shares had a market value of $3.654 million on March 31, 2006.

7	Long-term debt
a	6% Convertible Bonds

On December 15, 2005 the Company issued through a private placement directed towards institutional investors, US$194.5 million (Norwegian Kroner (”NOK”) 1,320 million) five-year senior convertible bonds. The bonds were issued in denominations of NOK500,000 and rank pari passu among themselves. After deducting financing costs of US$7.8 million net proceeds were US$186.7 million (NOK111.5 million).

These bonds bear a 6% coupon, payable annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK11.00 (US$1.62) per share. The maximum number of shares that may be issued on conversion is 120 million.

If the bonds are not converted, the principal portion is fully repayable on December 15, 2010.

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability.

The convertible bonds at March 31, 2006 have been segregated into their debt and equity components as follows:

		March 2006	June 2005
	Equity component	15,536	-
	Debt component	184,724	-
	Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

7	Long-term debt (continued)
b	9% Convertible Bonds

On September 8, 2003, the Company issued through a private placement, US$22.1 million (NOK120 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of $1.5 million (NOK8.5 million) net proceeds were $20.6 million (NOK111.5 million).

These bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue till March 31, 2006, 28,138,887 shares were issued following conversion of bonds.

If the remaining bonds are not converted, the principal portion is fully repayable on September 8, 2006.

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability.

The convertible bonds at March 31, 2006 have been segregated into their debt and equity components as follows:

		March 2006	June 2005
	Equity component	76	76
	Debt component	3,001	3,113
	Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

c	Other long-term debt

On October 27, 2004, the Company issued through a private placement US$23.4 million (NOK150 million) five-year Senior Unsecured Bonds.  The bonds were issued in denominations of NOK500,000 and rank pari passu amongst themselves. After deducting finance costs of US$0.7 million, net proceeds were US$22.7 million.

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears.  The loan was drawn down on October 27, 2004 and will be repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The financing costs associated with the issue of the bonds are held as deferred financing costs and are being amortized over the period of the liability. The balance outstanding was US$22.7 million at March 31, 2006 and US$22.9 million at June 30, 2005 .

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

7	Long-term debt (continued)
d	March 2006 Bonds Issuance

On March 30, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $80 million, comprising a USD tranche of $48.625 million and a NOK tranche of NOK194.5 million, approximately $29.4 million.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest of 3 month NIBOR + 5.0% per annum. The bonds have a 5 year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%.

The bonds are secured by a pledge over all the shares of Crew's wholly owned subsidiary Guinor Gold Corporation. Crew undertakes not to raise any new debt which results in the Company's total debt to EBITDA ratio exceeding 3.0, nor raise any new debt in Guinor. In addition, Crew also agrees not to make any dividend payments or other distributions to its shareholders that will constitute more than, on a consolidated basis, 50% of Crew's net profit after taxes for the previous financial year (other than in respect of a divesting of non-gold assets of Crew into a separate entity listed on a stock exchange).

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

8.	Share capital
a.	Details of changes in the issued share capital since 30 June 2005 are as follows:
	SHARE CAPITAL			Number of shares	Amount US$‘000
	Balance at June 30, 2005			193,836,515	152,077
	Issued during the period
	New shares issued for cash, net of issue expenses			161,061,557	230,859
	Issued for cash on exercise of stock options			1,250,000	517
	Balance at March 31, 2006			356,148,072	383,453

b.	Share Options
	Share options outstanding at March 31, 2006 are as follows:
	Number of share options outstanding	Options exercisable	Expiry date	Weighted average exercise price (Canadian dollars)
	300,000	300,000	6 March 2007	0.40
	500,000	500,000	2 November 2007	0.33
	680,000	680,000	26 June 2008	1.33
	500,000	500,000	22 July 2008	0.42
	200,000	200,000	12 August 2008	0.55
	275,000	275,000	23 October 2008	0.84
	250,000	166,667	10 March 2009	1.20
	250,000	83,333	6 October 2009	1.28
	250,000	83,333	10 February 2010	1.35
	1,530,000	510,000	5 August 2010	1.85
	2,400,000	-	9 December 2010	1.50
	3,700,000	-	10 March 2011	1.74
	10,835,000	3,298,333		1.44

Share purchase options with a fair value of $2,920,000 were granted during the period. Share based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 39 - 44%, an annual risk free interest rate of 3% and an expected life of 5 years.

Of the 2,040,000 options granted on December 9, 2005, 2,000,000 vest over 1.5 years provided project performance targets are met in Guinea.

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

9.	Segmented information
	Operating segments

The Company manages its commercial mining operations by the type of commodity produced.  Following the commencement of commercial mining operations at Nalunaq during July 2004, management considers the Group to be operating in three segments.  These are Gold Mining, Exploration and Development activities, and Corporate.

Segment information for the period ended March 31, 2006 and the year ended June 30, 2005 is as follows:

a	Earnings/(Loss) for the period by activity
		Nine months ended 31 March 2006
		Gold mining	Exploration and development	Corporate items	Total
	Mineral sales	32,510	-	-	32,510
	Direct cost of sales	(23,746)	-	-	(23,746)
	Amortization, depletion and depreciation	(3,464)	-	-	(3,464)
	Interest and finance charges	-	-	(6,900)	(6,900)
	Other administration office and general expenses	(4,156)	-	(5,019)	(9,175)
	Professional fees	(107)	-	(843)	(950)
	Other corporate items	-	-	1,378	1,378
	Earnings/(loss) before tax and non-controlling interest	1,037	-	(11,384)	(10,347)
	Additions to capital assets	42,450	7,145	129	49,814

		Three months ended March 31, 2006
		Gold mining	Exploration and development	Corporate items	Total
	Mineral sales	16,753	-	-	16,753
	Direct cost of sales	(12,960)	-	-	(12,960)
	Amortization, depletion and depreciation	(1,383)	-	-	(1,383)
	Interest and finance charges	-	-	(4,584)	(4,584)
	Other administration office and general expenses	(2,081)	-	(1,498)	(3,579)
	Professional fees	(57)	-	(405)	(462)
	Other corporate items	-	-	(4,748)	(4,748)
	Earnings/(Loss) before tax and non-controlling interest	272	-	(11,235)	(10,963)
	Additions to capital assets	33,040	4,136	23	37,199

Notes:  interim consolidated financial statements

For the nine months ended 31 March 2006 - Unaudited

US$‘000 (unless otherwise stated)

9.	Segmented information (continued)
a	Earnings/(Loss) for the period by activity (continued)
		Nine months ended 31 March 2005
		Gold mining	Exploration and development	Corporate items	Total
	Mineral sales	18,244	-	-	18,244
	Direct cost of sales	(15,133)	-	-	(15,133)
	Amortization, depletion and depreciation	(3,746)	-	-	(3,746)
	Interest and finance charges	(254)	-	(3,271)	(3,525)
	Other administration office and general expenses	(2,756)	-	(2,609)	(5,365)
	Professional fees	(270)	-	(402)	(672)
	Other corporate items	-	-	1,457	1,457
	Earnings/(loss) before tax and non-controlling interest	(3,915)	-	(4,825)	(8,740)
	Additions to capital assets	6,794	627	-	7,601

		Three months ended 31 March 2005
		Gold mining	Exploration and development	Corporate items	Total
	Mineral sales	4,804	-	-	4,804
	Direct cost of sales	(5,309)	-	-	(5,309)
	Amortization, depletion and depreciation	(1,360)	-	-	(1,360)
	Interest and finance charges	(102)	-	(685)	(787)
	Other administration office and general expenses	(898)	-	(1,283)	(2,181)
	Professional fees	(10)	-	(305)	(315)
	Other corporate items	-	-	1,132	1,132
	Earnings/(loss) before tax and non-controlling interest	(2,875)	-	(1,141)	(4,016)
	Additions to capital assets	2,730	239	-	2,969

Notes:  interim consolidated financial statements

For the nine months ended March 31, 2006 - Unaudited

US$‘000 (unless otherwise stated)

9.	Segmented information (continued)
b	Loss before tax and non-controlling interest by geographical segment
		Nine months ended March 31
		2006	2005
	Greenland	(1,641)	(3,915)
	Guinea	1	-
	Corporate	(8,707)	(4,825)
		(10,347)	(8,740)

		Three months ended March 31
		2006	2005
	Greenland	(1,820)	(2,875)
	Guinea	(134)	-
	Corporate	(9,009)	(1,131)
		(10,963)	(4,006)

c	Capital assets by activity
		March 2006	June 2005
	Gold mining	574,201	55,386
	Exploration and development	21,749	3,466
	Corporate	175	36
		596,125	58,888

d	Capital assets by geographical segment
		March 2006	June 2005
	Greenland	57,543	56,405
	Africa	517,808	2,381
	Europe	129	45
	Philippines	20,645	57
		596,125	58,888

In addition, the Company had an investment in an associated company in Africa with a carrying value of $6,116,000 at March 31, 2006 ($6,632,000 at June 30, 2005). The principal activity of this company is gold mining.